

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2010

Mr. Eugene M. Isenberg
Chief Executive Officer
Nabors Industries Ltd.
515 W. Greens Road, Suite 1200
Houston, Texas 77067

      Re: **Nabors Industries Ltd.**
              Form 10-K for Fiscal Year Ended December 31, 2009
              Filed February 26, 2010
              Response Letter Dated May 24, 2010
              Response Letter Dated June 22, 2010
              Response Letter Dated July 23, 2010
              Response Letter Dated November 30, 2010
              File No. 001-32657

Dear Mr. Isenberg:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                             Sincerely,

                             H. Roger Schwall
                             Assistant Director